SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 0-5519 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSOCIATED BANC-CORP 401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                      ASSOCIATED BANC-CORP
                     401(k) PROFIT SHARING AND EMPLOYEE STOCK
                     OWNERSHIP PLAN

                     /s/      Karen L. Garvey

                     Karen L. Garvey, Chairman
                     Retirement Program Committee

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

                                                                        Page(s)
_______________________________________________________________________________

Report of Independent Registered Public Accounting Firm                    1

Statements of Net Assets Available for Plan Benefits,
  December 31, 2004 and 2003                                               2

Statements of Changes in Net Assets Available for Plan Benefits,
  Years Ended December 31, 2004 and 2003                                   3

Notes to Financial Statements                                           4-11

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
December 31, 2004                                                      12-14

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 3, 2005

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

                                                       2004           2003
______________________________________________________________________________
Assets:
  Investments, at fair value:
    Common/collective trust funds                  $154,413,966   $140,035,804
    Associated Banc-Corp common stock fund          146,561,109    125,895,995
    Associated Banc-Corp common stock                35,945,323           --
    Mutual funds                                     62,730,734     46,526,663
    Loans to participants                             1,811,079      1,067,184
_______________________________________________________________________________
Total Investments                                   401,462,211    313,525,646

Cash and cash equivalents                                11,454         15,749

Accrued interest and dividends receivable                 6,047             10

Receivable for investments sold                      26,503,874           ---

Contributions receivable from merged plans              561,205           ---

Cash surrender value of life insurance                  193,765        194,422

Participant contribution receivable                         162           ---

Employer contribution receivable                     12,340,411     12,159,449
_______________________________________________________________________________
Net assets available for plan benefits             $441,079,129   $325,895,276
===============================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

                                                       2004           2003
_______________________________________________________________________________
Additions:
Investment Income:
  Appreciation in fair value of investments        $ 39,774,160   $ 57,293,669
    Interest and dividends                            5,122,640      4,492,503
_______________________________________________________________________________
Total investment income                              44,896,800     61,786,172

Participant contributions                            10,511,581      9,580,331
Employer contributions                               12,340,411     12,159,449
Rollover contributions                                2,110,565      1,997,125
Other                                                     1,437             13
Transfer of Net Assets From merged plans             73,777,836     21,818,107
_______________________________________________________________________________
Total additions                                     143,638,630    107,341,197

Deductions:
  Distribution to participants                       27,602,431     17,566,214
  Insurance premiums                                     26,992         28,050
  Administrative expenses                               825,354        667,233
_______________________________________________________________________________
Total deductions                                     28,454,777     18,261,497
_______________________________________________________________________________
Net increase in net
  assets available for plan benefits                115,183,853     89,079,700
Net assets available for plan benefits:
  Beginning of year                                 325,895,276    236,815,576
_______________________________________________________________________________
End of year                                        $441,079,129   $325,895,276
_______________________________________________________________________________

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)     Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp Profit Sharing & 401(k) Plan, (the “Plan”) is provided for general information. The Plan contains both profit sharing provisions and 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

      Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Plan Mergers

Effective December 31, 2004, all net assets of the First Federal Capital Bank Savings Investment Plan totaling $37,670,510 and the First Federal Capital Bank Employee Stock Ownership Plan totaling $29,365,927 were merged into the Plan. In January 2004 all net assets of CFG Salary Savings Plan and Trust totaling $6,741,399 were transferred into the Plan. In January 2003 all net assets of Signal Financial Corporation 401(k) Profit Sharing Plan totaling $21,818,107 were transferred into the Plan.

      Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan upon completion of 30 days employment if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

      Contributions

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($13,000 for 2004 and $12,000 for 2003) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($3,000 for 2004 and $2,000 for 2003) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

The Plan provides for a discretionary Company matching contribution equal to a percentage of compensation to match all or part of the employee contribution for plan participants who have met the service requirements.

The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant’s account based upon total participant’s compensation, as defined by the Plan for the year.

      Vesting

Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution:

     ___________________________________________________________________________
     Years of Service                                         Vested Percentage
     ___________________________________________________________________________
     Less than three                                                         0%
     Three but less than four                                               50%
     Four but less than five                                                75%
     Five or more                                                          100%
     ___________________________________________________________________________

      Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $889,657 and $675,680 in 2004 and 2003, respectively. Under a resolution effective January 1, 2003, the 2003 forfeitures were to be computed as if being allocated to all eligible participants but then only paid to the retired, deceased and disabled participants ($5,963) with the remainder ($669,697) being used to reduce employer contributions in the next calendar year. All forfeitures subsequent to 2003 are used to reduce employer contributions in the next calendar year. Under certain circumstances, the forfeited portion of a participant’s account will be restored if the participant is re-employed by the Company within a five-year period.

      Investment of Plan Assets

Participants have the right to direct that investments be made in the Balanced Lifestage Fund, Growth Lifestage Fund, Growth Balanced Lifestage Fund, Conservative Balanced Lifestage Fund, Associated Money Market Account, Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund, Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Fund, Janus Small Cap Value Fund, Growth Fund of America, Vanguard Institutional Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

Balanced Lifestage Fund — The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Growth Lifestage Fund — The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Growth Balanced Lifestage Fund — The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Conservative Balanced Lifestage Fund — The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Money Market Account — The investment alternative is designed to provide safety of principal through use of a money market account.

Intermediate Term Bond Fund — The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Common Stock Fund — The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Foreign Equity Fund — The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

Emerging Growth Fund — The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing, companies.

Equity Income Fund — The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

Associated Banc-Corp Common Stock Fund — The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund — The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund — The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Fund — The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Janus Small Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Growth Fund of America — The fund is designed to achieve long-term capital growth. The fund invests primarily in common stocks.

Vanguard Institutional Index Fund — The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Weitz Value Fund — The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

      Participant Loans

A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, (c) extensive medical expenses in the participant’s immediate family, or (d) severe financial hardship. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

or (2) 50% of the vested benefit of the participant’s account balance. A participant may not request a loan for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence.

      Valuation of Plan Assets

Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

      Distributions

Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

      Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)     Summary of Significant Accounting Policies

      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

The significant accounting policies of the Plan are as follows:

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

Investments and Income Recognition

Investment securities are valued at quoted market prices. The investments in units of the common/collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost which approximates fair value. Plan assets are held by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan’s funds record interest income on the accrual basis and dividends on the ex-dividend date.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

      Payment of Benefits

        Benefits are recorded when paid.

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)       Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

                                                                    2004            2003
     ________________________________________________________________________________________
     Associated Banc-Corp Common Stock Fund                     $146,561,109    $125,895,995
     Associated Banc-Corp Common Stock                            35,945,323             ---
     Associated Trust Company, N.A. Growth Lifestage Fund         45,166,637      38,491,333
     Associated Trust Company, N.A. Balanced Lifestage Fund       44,198,035      40,200,582
     Associated Trust Company, N.A. Money Market Account          25,489,598      28,749,321
     ________________________________________________________________________________________

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

During 2004 and 2003, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value by $39,774,160 and $57,293,669 respectively, as follows:

                                                        2004           2003
                                                        ____           ____
          Associated Banc-Corp
            Common Stock Fund                       $20,659,519    $27,008,635
          Common/Collective
            Trust Funds                              12,923,714     20,112,714
          Mutual Funds                                6,190,927     10,172,320
                                                    ____________   ____________

          Total                                     $39,774,160    $57,293,669
                                                    ============   ============

(4)     Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2004 and 2003 included 4,377,360 shares and 2,992,378 shares, respectively, of common stock of the Company with fair values of $145,372,126 and $125,077,786, respectively. Dividend income from Company stock totaled $4,264,181 and $4,080,327 in 2004 and 2003, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2004 and 2003 were 1,188,983 units and 818,209 units, respectively, of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $1,188,983 and $818,209, respectively. Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Effective December 31, 2004 the Plan received 1,081,713 shares of Associated Banc-Corp common stock with a fair value of $35,945,323 from the First Federal Capital Bank benefit plans. These shares had not yet been deposited into the Associated Banc-Corp common stock fund investment alternative.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid to Associated Trust Company totaled $798,189 and $640,563 in 2004 and 2003, respectively.

The Plan invests in various Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2004 and 2003, $154,413,966 and $140,035,804, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(5)      Benefits Payable

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

                                                                    2004              2003

     Net assets available for plan benefits per the
       financial statements                                     $441,079,129      $325,895,276
     Amounts allocated to withdrawing participants                (1,631,634)       (1,303,349)
                                                                _______________________________
     Net Assets available for benefits per the Form 5500        $439,447,495      $324,591,927
                                                                ===============================
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

                                                                    2004              2003

     Benefits paid to participants per the
       financial statements                                     $ 27,602,431      $ 17,566,214
     Add: Amounts allocated to withdrawing participants
       at December 31, 2004 and 2003, respectively                 1,631,634         1,303,349
     Less: Amounts allocated to withdrawing participants
       at December 31, 2003 and 2002, respectively                (1,303,349)         (584,305)
                                                                _______________________________
     Benefits paid to participants per Form 5500                $ 27,930,716      $ 18,285,258
                                                                ===============================

(6)      Income Taxes

The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

______________________________________________________________________________________________
                                             Description of investment,
                                             including maturity date,
Identity of issue, borrower,                 rate of interest, collateral          Current
Lessor, or similar party                     par, or maturity value                 Value
______________________________________________________________________________________________

* Associated Trust Company, N.A.                  393,935 units                 $  9,056,950
  Emerging Growth Fund

* Associated Trust Company, N.A. Common            53,561 units                    7,498,841
  Stock Fund

* Associated Trust Company, N.A.                   26,460 units                    1,817,086
  Equity Income Fund

* Associated Trust Company, N.A.                   81,833 units                    4,443,047
  Foreign Equity Fund

* Associated Trust Company, N.A.                3,406,453 units                   44,198,035
  Balanced Lifestage Fund

* Associated Trust Company, N.A.                  135,604 units                    1,819,226
  Growth Balanced Lifestage Fund

* Associated Trust Company, N.A.                3,152,643 units                   45,166,637
  Growth Lifestage Fund

* Associated Trust Company, N.A.                  541,054 units                   13,790,984
  Intermediate Term Bond Fund

* Associated Trust Company, N.A.                   43,507 units                      726,794
  Short Term Bond Fund (Used only in
  Segregated Accounts)

* Associated Trust Company, N.A.                   34,708 units                      406,768
  Conservative Balanced Lifestage Fund

* Associated Money Market Account              24,977,471 units                   25,489,598
_____________________________________________________________________________________________
  Total Common/Collective Trust Funds                                           $154,413,966

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

______________________________________________________________________________________________
                                             Description of investment,
                                             including maturity date,
Identity of issue, borrower,                 rate of interest, collateral          Current
Lessor, or similar party                     par, or maturity value                 Value
______________________________________________________________________________________________

* Associated Banc-Corp Common Stock Fund        2,513,083  units                $146,561,109
______________________________________________________________________________________________
______________________________________________________________________________________________
* Associated Banc-Corp Common Stock             1,081,713 shares                $ 35,945,323
______________________________________________________________________________________________

Dodge & Cox Stock Fund                            136,235 units                 $ 17,740,544

Euro Pac Growth Fund                              116,377 units                    4,103,436

Goldman Sachs TR Growth Opportunity Instl         194,715 units                    4,320,721

Growth Fund of America                             42,281 units                    1,151,299

Janus Small Cap Value Fund                        442,908 units                   13,278,393

Vanguard Institutional Index Fund                 132,677 units                   14,688,702

Weitz Value Fund                                  197,550 units                    7,447,639

______________________________________________________________________________________________
Total Mutual Funds                                                              $ 62,730,734
______________________________________________________________________________________________
______________________________________________________________________________________________
Loans to Participants  (261 participant                                         $  1,811,079
loans with interest rates ranging from
4.00% to 10.50% and maturity dates
ranging from January 4, 2005 to
November 16, 2018)
______________________________________________________________________________________________
______________________________________________________________________________________________
Total Investments                                                               $401,462,211

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

Cash Surrender Value:
Penn Mutual Life Insurance Co.                                                  $     74,727
The Guardian Insurance and Annuity Co.                                                33,972

General American Life Ins. Co.                                                        85,066

______________________________________________________________________________________________
Total Cash Surrender Value                                                      $    193,765
______________________________________________________________________________________________
* Denotes a party-in-interest

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Associated Banc-Corp:

We consent to the incorporation by reference in the registration statement on Form S-8 of Associated Banc-Corp of our report dated June 3, 2005, relating to the statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2004, and Schedule H, line 4i — Schedule of Assets (Held at End of Year), as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2005